August 8, 2024

Brian Parisi
Chief Financial Officer
Kartoon Studios, Inc.
190 N. Canon Drive, 4th Floor
Beverly Hills, CA 90210

        Re: Kartoon Studios, Inc.
            Form 10-K for the Year Ended December 31, 2023
            Response dated July 23, 2024
            File No. 001-37950
Dear Brian Parisi:

       We have reviewed your July 23, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2024 letter.

Form 10-K for the Year Ended December 31, 2023
Item 9A. Controls and Procedures, page 38

1.      We note your response to prior comment 1. SEC Release No. 33-8238
Section II, D states
           [w]e agree that some components of internal control over financial reporting will be included in disclosure controls and procedures for all companies. In particular, disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles". The nature of your material weakness led to an inappropriate application of generally accepted accounting principles and thus a restatement. Per the release noted above, the deficient controls relate to an aspect of internal control over financial reporting that is also a part of disclosure controls and procedures. Please revise to conclude that your disclosure controls and procedures were not effective, or further explain.
 August 8, 2024
Page 2

       Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services